Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
The following discussion, analysis and review of the financial condition results of operations, and prospects of Stratasys Ltd. (referred to throughout as Stratasys, we, us, our, or our company, or by using similar terms) as of, and for the three and six month periods ended, June 30, 2026, should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, or the Form 6-K, to which this Operating and Financial Review and Prospects, or OFRP, is attached. The discussion and analysis below contain forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations” below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2025, or our 2025 Annual Report, which we filed with the Securities and Exchange Commission, or SEC, on March 5, 2026.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials, a technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2025, we estimate that we derived over 37.5% of our revenues from manufacturing solutions.
A series of acquisitions and other transactions in the last several years has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. In December 2020, we entered the market of manufacturing of end-use parts via our acquisition of Origin Laboratories, Inc. and its P3 Programmable PhotoPolymerization technology. Since the first quarter of 2021, we are a provider of industrial stereolithography 3D printers and solutions, and in November 2021, we accelerated our growth in production-scale 3D printing by acquiring the remaining shares of Xaar 3D not then held by us. As a result of an October 2022 asset acquisition, we have fully integrated a cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling us to better compete for manufacturing customers for their end-use parts production. In April 2023, we strengthened our portfolio of 3D printing materials by acquiring Covestro and its resins, which are compatible with our Origin P3™, Neo® stereolithography, and H350™ printers. As part of that acquisition, we also significantly expanded our IP portfolio, obtaining ownership over hundreds of patents and pending patents that were held by Covestro. Our materials portfolio was similarly bolstered in May 2025 when we acquired key assets and operations of Forward AM Technologies GmbH, formerly a prominent additive manufacturing materials brand, particularly enhancing our Selective Absorption Fusion (SAF) and Digital Light Processing (DLP) portfolios. Our acquisition in June 2025 of a collection of assets, including the IP portfolio, of Nexa3D, added its lineup of high-speed resin 3D printers to our systems offerings. We also expect in the second half of 2026 to complete our acquisition of MarkForged and its end-to-end Continuous Carbon Fiber technology within the space of Fused Filament Fabrication (FFF) 3D printing solutions, which enables production of high-strength, lightweight parts that are key to our ability to support mission-critical applications within the aerospace and defense industries in particular. We have furthermore effected, and expect to continue to effect, smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
Recent Developments
Share Repurchase Program
On September 16, 2024, we announced that our board of directors had authorized a program for our repurchase of up to $50 million of our ordinary shares from time to time.
Under the share repurchase program, we may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of our ordinary shares under the board authorization.
The repurchase program does not obligate us to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at our discretion.
In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, the share repurchase program went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any).
During the year ended December 31, 2024, we repurchased 266 thousand ordinary shares for approximately $2.0 million, at a weighted average cost of $7.50 per share. During the year ended December 31, 2025, and during the three and six months ended June 30, 2026, we did not repurchase any additional ordinary shares.
PIPE Transaction
On April 8, 2025, we completed a private investment in public equity, or PIPE, transaction whereby FF6-SSYS, Limited Partnership (as assignee of Fortissimo Capital Fund VI, L.P.) (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, invested $120 million in our company and acquired 11,650,485 newly-issued ordinary shares of Stratasys at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. The PIPE was completed pursuant to a securities purchase agreement, dated February 2, 2025, between our company and FF6-SSYS, Limited Partnership. Upon completion of the PIPE, Fortissimo held approximately 15.5% of our issued and outstanding ordinary shares, which constituted, as of February 17, 2026, approximately 14.9% of our issued and outstanding ordinary shares. The additional capital we have received from the PIPE investment has increased our available capital for potential value-enhancing, inorganic opportunities in the 3D printing industry.
Upon the closing of the PIPE, Fortissimo became subject to a lock-up for 18 months, (i.e., through October 7, 2026), during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors exempted any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our then-effective shareholder rights plan. Fortissimo is, however, subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders.
Concurrent with the closing of the PIPE, we entered into a shareholder agreement with FF6-SSYS, Limited Partnership, pursuant to which our board of directors appointed Yuval Cohen, Fortissimo’s initial designee, to serve on our board of directors, replacing Yoav Zeif, who remains our chief executive officer. Under the shareholder agreement, Fortissimo is also permitted to designate a non-voting observer who may attend all of our board meetings; Eliezer Blatt was so designated by Fortissimo and affirmed by our board to serve in that position. Under the shareholder agreement, to the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee as a voting member of our board of directors. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds.
Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations for the second quarter of 2026, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in the quarterly period ended June 30, 2026 decreased by $0.5 million relative to the corresponding quarterly period ended June 30, 2025. This decrease in revenues was driven by a decrease in systems revenues, partially offset by an increase in consumables revenues and an increase in services revenues. These revenue results primarily reflects macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our products.
We continue to closely monitor macroeconomic conditions, including: the degree to which inflation remains moderate; whether and when additional interest rates cuts are implemented by central banks; whether tight credit conditions ease; whether any relief becomes available from tariffs that have been reducing our gross margins and cutting into our profitability by increasing the prices we pay for finished goods used in offering our products and services; whether oil prices, and, consequently, energy prices moderate and overcome the effects of the U.S. and Iranian blockades in the Strait of Hormuz; and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. We estimate that those conditions have impacted us most notably by extending the length of our sales cycles and thereby reducing our products revenues (in the case of unfavorable credit conditions), as well as by reducing our gross margins (in the case of tariffs and the indirect impact of higher energy costs and inflation generally). Assuming that the foregoing conditions improve or are resolved, and the global economy otherwise further strengthens, we expect that (i) our products revenues will begin to improve more significantly, as and when we execute on our growth plans and as a result of shorter sales cycles, and (ii) the pressure on our gross margins will be reduced.

Specific developments that may potentially impact our operating performance in an adverse manner include:
•perceived or actual reluctance of central banks in Europe and the U.S. to reduce interest rates, and their potential decisions to raise interest rates, due to fears of inflationary pressure, which have been more pronounced due to the rise in oil prices as a result of the blockades in the Strait of Hormuz, which would result in moderately high interest rates for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers;
•the maintenance of higher levels of import tariffs (which were reimposed in the U.S. by the U.S. presidential administration following a recent U.S. Supreme Court decision that had abrogated the tariffs), which would continue to adversely affect our gross margins and, potentially, the demand for our products and services in target industries and countries in which our affected customers operate;
•further rounds of hostilities between the U.S. and/or Israel, on the one hand, and Iran and any of its sponsored terrorist groups, Hamas, Hezbollah, and the Houthis, on the other hand, which, if lasting for a protracted period, could worsen Israeli or global economic conditions, or could adversely impact our operations at one of our global headquarters, or at our manufacturing facilities or research and development facilities, that are located in Israel (although we seek to ensure that our stakeholders and customers are not adversely impacted by the hostilities to the extent we can prepare for and address difficulties as they arise);
•if currency exchange rates continue to reflect a weakened U.S. dollar relative to the New Israeli Shekel, or NIS, and Euro, the U.S. dollar value of our NIS-denominated expenses will be more significant, thereby hurting our results of operations, which are reported in U.S. dollars; and
•any other stresses to macroeconomic activity, such as displacement to the labor market caused by the absorption of artificial intelligence (AI) into various industries in too rapid of a manner that does not enable timely adjustments, thereby potentially triggering unemployment and recessionary conditions that would cause a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

Summary of Financial Results
Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2026 with the corresponding periods in 2025.
Results of Operations
Comparison of Three Months Ended June 30, 2026 to Three Months Ended June 30, 2025
The following table sets forth certain statement of operations data for the three-month periods indicated:

	Three Months Ended June 30,
	2026		2025
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$137,606	100.0%	$138,086	100.0%
Cost of revenues	79,368	57.7%	78,592	56.9%
Gross profit	58,238	42.3%	59,494	43.1%
Research and development, net	19,461	14.1%	19,921	14.4%
Selling, general and administrative	52,244	38.0%	56,193	40.7%
Operating loss	(13,467)	(9.8)%	(16,620)	(12.0)%
Financial income, net	3,285	2.4%	3,286	2.4%
Loss before income taxes	(10,182)	(7.4)%	(13,334)	(9.7)%
Income tax expenses	6,683	4.9%	1,041	0.8%
Share in losses of associated companies	—	—%	2,370	1.7%
Net loss	$(16,865)	(12.3)%	$(16,745)	(12.1)%
Discussion of Results of Operations
The below tables and related discussion present an item by item comparison of our results of operations for the three months ended June 30, 2026 and 2025.
Revenues
Our products and services revenues in the three months ended June 30, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Three Months Ended June 30,
	2026	2025	% Change
	U.S. $ in thousands
Products	$92,738	$94,791	(2.2)%
Services	44,868	43,295	3.6%
Total Revenues	$137,606	$138,086	(0.3)%

Products Revenues
Revenues derived from products (including systems and consumable materials) for the three months ended June 30, 2026, decreased by $2.1 million, or 2.2%, as compared to the three months ended June 30, 2025. The overall decrease was mainly attributable to longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Revenues derived from systems decreased by $4.2 million, or 13.7%, for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. The decrease was mainly attributable to longer sales cycles.
Revenues derived from consumables increased by $2.1 million, or 3.3%, for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025. The increase was mainly attributable to higher utilization rates of systems by our customers, which required that initial materials be replenished, and higher consumables revenues driven by our recent acquisitions.
Services Revenues
Services revenues (including Stratasys Direct Manufacturing, or SDM, maintenance contracts, time and materials and other services) increased by $1.6 million for the three months ended June 30, 2026, or 3.6%, as compared to the three months ended June 30, 2025, mainly attributable to an increase of $1.5 million in our SDM revenues. Within services revenues, customer support revenue, which includes revenues generated mainly by maintenance contracts on our systems, slightly decreased by 1.0%.
Revenues by Region
Revenue amounts and the percentage of our overall revenues by region for the three months ended June 30, 2026 and 2025, as well as the percentage change in revenue amounts for each such region from the earlier such period to the later such period, were as follows:

	Three Months Ended June 30,
	2026		2025
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues	% Change
Americas*	$84,347	61.3%	$83,667	60.6%	0.8%
EMEA	35,408	25.7%	37,306	27.0%	(5.1)%
Asia Pacific	17,851	13.0%	17,113	12.4%	4.3%
	$137,606	100%	$138,086	100%	(0.3)%
*The Americas region consists of the United States, Canada and Latin America. The only single country in any region in which revenues exceeded 10% of our consolidated, aggregate revenues was the United States, in which revenues amounted to $80.9 million and $80.4 million in the three months ended June 30, 2026 and 2025, respectively.
Revenues in the Americas region increased by $0.7 million, or 0.8%, to $84.3 million for the three months ended June 30, 2026, compared to $83.7 million for the three months ended June 30, 2025. The increase was mainly attributable to higher consumables revenues and higher services revenues, partially offset by a decrease in systems revenues.
Revenues in the EMEA region decreased by $1.9 million, or 5.1%, to $35.4 million for the three months ended June 30, 2026, compared to $37.3 million for the three months ended June 30, 2025. The decrease was primarily attributable to longer sales cycles for our systems, partially offset by higher consumables revenues and an increase in services revenues.

Revenues in the Asia Pacific region increased by $0.7 million, or 4.3%, to $17.9 million for the three months ended June 30, 2026, compared to $17.1 million for the three months ended June 30, 2025. The increase was mainly attributable to higher services revenues as well as an increase in products revenues.
Gross Profit
Gross profit from our products and services for the three months ended June 30, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Three Months Ended June 30,
	2026	2025	% Change
Gross profit attributable to:	U.S. $ in thousands
Products	$44,710	$46,174	(3.2)%
Services	13,528	13,320	1.6%
	$58,238	$59,494	(2.1)%
Gross profit as a percentage of revenues from our products and services was as follows:

	Three Months Ended June 30,
Gross profit as a percentage of revenues from:	2026	2025
Products	48.2%	48.7%
Services	30.2%	30.8%
Total gross margin	42.3%	43.1%
Gross profit attributable to products revenues decreased by $1.5 million, or 3.2%, to $44.7 million for the three months ended June 30, 2026, compared to gross profit of $46.2 million for the three months ended June 30, 2025. Gross margin attributable to products revenues for the three months ended June 30, 2026 decreased to 48.2%, as compared to 48.7% for the three months ended June 30, 2025. The decrease in gross profit was mainly attributable to non-recurring charges related to our reorganization of manufacturing facilities, and unfavorable currency exchange rates. The decrease in gross margin was mainly a result of non-recurring reorganization charges and unfavorable currency exchange rates in an aggregate amount of $2.3 million, partially offset by a favorable mix of products revenues with higher gross margins.
Gross profit attributable to services revenues increased by $0.2 million, or 1.6%, to $13.5 million for the three months ended June 30, 2026, compared to $13.3 million for the three months ended June 30, 2025. Gross margin attributable to services revenues decreased to 30.2% in the three months ended June 30, 2026, as compared to 30.8% for the three months ended June 30, 2025. The increase in gross profit attributable to services revenues was mainly attributable to the increase in services revenues and the non-recurrence in the three months ended June 30, 2026 of the restructuring charges incurred in the three months ended June 30, 2025, partially offset by the impact of unfavorable currency exchange rates of $0.3 million and operational inefficiencies. Our gross margin from services revenues decreased mainly as a result of unfavorable currency exchange rates and operational inefficiencies, partially offset by the increase in services revenues as well as restructuring charges incurred in the three months ended June 30, 2025.

Operating Expenses
 The amount of each type of operating expense for the three months ended June 30, 2026 and 2025, as well as the percentage change reflected from the earlier period to the later period, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Three Months Ended June 30,
	2026	2025	% Change
	U.S. $ in thousands
Research and development, net	$19,461	$19,921	(2.3)%
Selling, general and administrative	52,244	56,193	(7.0)%
	$71,705	$76,114	(5.8)%
Percentage of revenues	52.1%	55.1%
Operating expenses were $71.7 million in the second quarter of 2026, compared to operating expenses of $76.1 million in the second quarter of 2025. The decrease in operating expenses was primarily driven by a $4.7 million decrease in the amount of contingent consideration liabilities and a $2.6 million decrease in operational expenses resulting from our cost control measures, partially offset by a $2.3 million increase in operating expenses due to unfavorable currency exchange rates.
Research and development expenses decreased by $0.5 million, or 2.3%, to $19.5 million for the three months ended June 30, 2026, compared to $19.9 million for the three months ended June 30, 2025. The amount of research and development expenses constituted 14.1% of our revenues for the three months ended June 30, 2026, as compared to 14.4% for the three months ended June 30, 2025. The decrease in research and development expenses was mainly attributable to lower operational expenses (reflecting a $0.8 million decrease) resulting from our cost control measures, partially offset by unfavorable currency exchange rates, which increased research and development expenses by $0.7 million.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses decreased by $3.9 million, or 7.0%, to $52.2 million for the three months ended June 30, 2026, compared to $56.2 million for the three months ended June 30, 2025. The amount of selling, general and administrative expenses constituted 38.0% of our revenues for the three months ended June 30, 2026, as compared to 40.7% for the three months ended June 30, 2025. The absolute decrease in selling, general and administrative expenses was mainly attributable to a decrease of $4.7 million in the amount of contingent consideration liabilities and lower operational expenses (reflecting a decrease of $1.8 million) resulting from our cost control measures, partially offset by a $1.6 million unfavorable impact of currency exchange rates.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended June 30,
	2026	2025
	U.S. $ in thousands
Operating loss	$(13,467)	$(16,620)
Percentage of revenues	(9.8)%	(12.0)%
Operating loss amounted to $13.5 million for the three months ended June 30, 2026, compared to an operating loss of $16.6 million for the three months ended June 30, 2025. The absolute decrease in the operating loss of $3.2 million was primarily due to the $4.4 million decrease in operating expenses, partially offset by a $1.3 million decrease in gross profit. The decrease of operating loss as a percentage of revenues by 2.2%, was attributable to the decrease in operating expenses, partially offset by a decrease in our gross margin, for the reasons described in the discussion of the above line items.
Financial Income, net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $3.3 million for the three months ended June 30, 2026, compared to financial income, net of $3.3 million for the three months ended June 30, 2025.
Income Tax Expenses
Income tax expenses, and income tax expenses as a percentage of loss before income taxes, were as follows for the three months ended June 30, 2026 and 2025:

	Three Months Ended June 30,
	2026	2025
	U.S. $ in thousands
Income tax expenses	$6,683	$1,041
As a percentage of loss before income taxes	(65.6)%	(7.8)%
We had an effective tax rate of 65.6% for the three months ended June 30, 2026, compared to an effective tax rate of 7.8% for the three months ended June 30, 2025. Our effective tax rate in the second quarter of 2026 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance, and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended June 30, 2026, the net loss from our proportionate share of the losses of our equity method investments was $0.0 million, as our equity method investment in Ultimaker was fully impaired already during 2025, compared to a loss of $2.4 million in the three months ended June 30, 2025.

Net Loss and Net Loss Per Share
Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, were as follows for the three months ended June 30, 2026 and 2025:

	Three Months Ended June 30,
	2026	2025
	(U.S. $ in thousands, except per share amounts)
Net loss	$(16,865)	$(16,745)
As a percentage of revenues	(12.3)%	(12.1)%
Diluted net loss per share	$(0.19)	$(0.20)
Net loss was $16.9 million for the three months ended June 30, 2026 compared to net loss of $16.7 million for the three months ended June 30, 2025. The absolute increase in net loss and increase in our net loss as a percentage of revenues, were mainly attributable to an increase in our income tax expenses of $5.6 million, partially offset by a decrease in our operating loss of $3.2 million as well as an increase in our share in losses of associated companies in an amount of $2.4 million,
Net loss per share was $0.19 for the three months ended June 30, 2026 as compared to net loss per share of $0.20 for the three months ended June 30, 2025. The weighted average, basic and diluted number of shares outstanding was 87.1 million during the three months ended June 30, 2026, compared to 83.5 million during the three months ended June 30, 2025.

Results of Operations
Comparison of Six Months Ended June 30, 2026 to Six Months Ended June 30, 2025
The following table sets forth certain statement of operations data for the six-month periods indicated:

	Six Months Ended June 30,
	2026		2025
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Revenues	$270,303	100.0%	$274,132	100.0%
Cost of revenues	156,704	58.0%	154,399	56.3%
Gross profit	113,599	42.0%	119,733	43.7%
Research and development, net	38,612	14.3%	38,713	14.1%
Selling, general and administrative	114,986	42.5%	110,044	40.1%
Operating loss	(39,999)	(14.8)%	(29,024)	(10.6)%
Financial income, net	6,017	2.2%	4,759	1.7%
Loss before income taxes	(33,982)	(12.6)%	(24,265)	(8.9)%
Income tax expenses	6,708	2.5%	1,496	0.5%
Share in losses of associated companies	—	—%	4,038	1.5%
Net loss	$(40,690)	(15.1)%	$(29,799)	(10.9)%
Discussion of Results of Operations
Revenues
Our products and services revenues in the six months ended June 30, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Six Months Ended June 30,
	2026	2025	% Change
	U.S. $ in thousands
Products	$181,492	$188,586	(3.8)%
Services	88,811	85,546	3.8%
Total Revenues	$270,303	$274,132	(1.4)%
Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $7.1 million, or 3.8%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025, as a result of longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Revenues derived from systems for the six months ended June 30, 2026 decreased by $6.6 million, or 10.7%, as compared to during the six months ended June 30, 2025. The decrease was mainly attributable to longer sales cycles.
Revenues derived from consumables decreased by $0.5 million, or 0.4%, for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The decrease in consumables revenues was mainly attributable to longer sales cycles, partially offset by higher consumables revenues driven by our recent acquisitions.
Services Revenues
Services revenues (including SDM, maintenance contracts, time and materials and other services) increased by $3.3 million for the six months ended June 30, 2026, or 3.8%, as compared to the six months ended June 30, 2025. The increase was primarily attributable to a $3.1 million increase to our SDM revenues.
Revenues by Region
Revenues and the percentage of revenues by region for the six months ended June 30, 2026 and 2025, as well as the percentage change in revenues in each such region from the earlier such period to the later such period, were as follows:

	Six Months Ended June 30,
	2026		2025		% Change
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Americas*	$162,513	60.1%	$165,095	60.2%	(1.6)%
EMEA	74,256	27.5%	74,001	27.0%	0.3%
Asia Pacific	33,534	12.4%	35,036	12.8%	(4.3)%
	$270,303	100%	$274,132	100%	(1.4)%
* The Americas region consists of the United States, Canada and Latin America.
Revenues in the Americas region decreased by $2.6 million, or 1.6%, to $162.5 million for the six months ended June 30, 2026, compared to $165.1 million for the six months ended June 30, 2025. The decrease was mainly attributable to longer sales cycles for product revenues, partially offset by a $2.7 million increase in services revenues.
Revenues in the EMEA region increased by $0.3 million, or 0.3%, to $74.3 million for the six months ended June 30, 2026, compared to $74.0 million for the six months ended June 30, 2025. The increase was primarily attributable to an increase of $1.7 million in consumables revenues, partially offset by longer sales cycles for our systems.
Revenues in the Asia Pacific region decreased by $1.5 million, or 4.3%, to $33.5 million for the six months ended June 30, 2026, compared to $35.0 million for the six months ended June 30, 2025. The decrease was primarily attributable to longer sales cycles for products revenues, partially offset by an increase in services revenues.

Gross Profit
Gross profit from our products and services for the six months ended June 30, 2026 and 2025, as well as the percentage change from the earlier period to the later period, were as follows:

	Six Months Ended June 30,
	2026	2025	Change in %
Gross profit attributable to:	U.S. $ in thousands
Products	$86,910	$92,701	(6.2)%
Services	26,689	27,032	(1.3)%
	$113,599	$119,733	(5.1)%

Gross profit as a percentage of revenues from our products and services was as follows:

	Six Months Ended June 30,
Gross profit as a percentage of revenues from:	2026	2025
Products	47.9%	49.2%
Services	30.1%	31.6%
Total gross margin	42.0%	43.7%

Gross profit attributable to products revenues decreased by $5.8 million, or 6.2%, to $86.9 million for the six months ended June 30, 2026, compared to gross profit of $92.7 million for the six months ended June 30, 2025. Gross margin attributable to products revenues decreased to 47.9% for the six months ended June 30, 2026, compared to 49.2% for the six months ended June 30, 2025. Our gross profit from products revenues decreased mainly as a result of lower products revenues, higher U.S. tariff costs, as well as non-recurring charges related to our reorganization of manufacturing facilities. The decrease in gross margin was mainly attributable to higher U.S. tariff costs and non-recurring charges related to our reorganization of manufacturing facilities, partially offset by a favorable mix of products revenues with higher gross margins.
Gross profit attributable to services revenues decreased by $0.3 million, or 1.3%, to $26.7 million for the six months ended June 30, 2026, compared to $27.0 million for the six months ended June 30, 2025. Gross margin attributable to services revenues in the six months ended June 30, 2026 decreased to 30.1%, as compared to 31.6% for the six months ended June 30, 2025. The decrease in gross profit was mainly attributable to higher U.S. tariff costs, unfavorable currency exchange rates and operational inefficiencies, partially offset by the increase in services revenues and the non-recurrence in the six months ended June 30, 2026 of the restructuring charges incurred in the six months ended June 30, 2025. The decrease in gross margin was mainly attributable to higher U.S. tariff costs, unfavorable currency exchange rates and operational inefficiencies, as well as higher services revenues with lower gross margins, partially offset by the non-recurrence in the six months ended June 30, 2026 of the restructuring charges incurred in the six months ended June 30, 2025.

Operating Expenses
The amount of each type of operating expense for the six months ended June 30, 2026 and 2025, as well as the percentage change from the earlier such period to the later such period, and total operating expenses as a percentage of our total revenues in each such six-month period, were as follows:

	Six Months Ended June 30,
	2026	2025	% Change
	U.S. $ in thousands
Research and development, net	$38,612	$38,713	(0.3)%
Selling, general and administrative	114,986	110,044	4.5%
	$153,598	$148,757	3.3%
Percentage of revenues	56.8%	54.3%
Operating expenses were $153.6 million in the six months ended June 30, 2026, compared to operating expenses of $148.8 million in the six months ended June 30, 2025. The increase in operating expenses was primarily driven by an increase of $10.5 million in legal expenses related to litigations and an unfavorable impact of currency exchange rates in amount of $4.7 million, partially offset by a reduction of $5.0 million in the amount of contingent consideration liabilities, as well as lower employee and related costs associated with our restructuring activities and cost control measures.
Research and development expenses, net, decreased by $0.1 million, or 0.3%, to $38.6 million for the six months ended June 30, 2026, compared to $38.7 million for the six months ended June 30, 2025. The decrease was mainly attributable to lower employee and related costs associated with our restructuring activities and cost control measures, partially offset by an increase of $1.4 million in research and development expenses due to the unfavorable impact of currency exchange rates. The amount of research and development expenses increased as a percentage of revenues, constituting 14.3% of our revenues for the six months ended June 30, 2026, as compared to 14.1% for the six months ended June 30, 2025.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.
Selling, general and administrative expenses increased by $4.9 million, or 4.5%, to $115.0 million for the six months ended June 30, 2026, compared to $110.0 million for the six months ended June 30, 2025. The amount of selling, general and administrative expenses constituted 42.5% of our revenues for the six months ended June 30, 2026, as compared to 40.1% for the six months ended June 30, 2025. The absolute increase was mainly attributable to an increase of $10.5 million in legal expenses related to litigations and a $3.3 million unfavorable impact of currency exchange rates, partially offset by a decrease of $5.0 million in the amount of contingent consideration liabilities and lower employee and related costs associated with our restructuring activities and cost control measures in the six months ended June 30, 2026.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues were as follows for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
	U.S. $ in thousands
Operating loss	$(39,999)	$(29,024)
Percentage of revenues	(14.8)%	(10.6)%
Operating loss amounted to $40.0 million for the six months ended June 30, 2026 compared to an operating loss of $29.0 million for the six months ended June 30, 2025. The absolute increase in the operating loss of $11.0 million was primarily due to the $4.8 million increase in operating expenses, as well as the $6.1 million decrease in gross profit. The increase of operating loss as a percentage of revenue by 4.2% was attributable to the increase in operating expenses as a percentage of revenues, as well as a decrease in our gross margin, for the reasons described in the discussion of the above line items.
Financial Income, net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, was $6.0 million for the six months ended June 30, 2026, compared to $4.8 million of financial income, net for the six months ended June 30, 2025.

Income Tax Expenses
Income tax expenses and income tax expenses as a percentage of net loss before taxes were as follows for the six months ended June 30, 2026 and the six months ended June 30, 2025:

	Six Months Ended June 30,
	2026	2025
	U.S. $ in thousands
Income tax expenses	$6,708	$1,496
As a percentage of loss before income taxes	(19.7)%	(6.2)%
We had an effective tax rate of 19.7% for the six months ended June 30, 2026, compared to an effective tax rate of 6.2% for the six months ended June 30, 2025. Our effective tax rate in the six months ended June 30, 2026 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowances, and changes in our uncertain tax positions.
Share in Losses of Associated Companies
Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the six months ended June 30, 2026, the net loss from our proportionate share of the losses of our equity method investments was $0.0 million, as our equity method investment in Ultimaker was already fully impaired during 2025, compared to a loss of $4.0 million in the six months ended June 30, 2025.
Net Loss and Net Loss Per Share
Net loss (on an absolute basis and as a percentage of revenues), and diluted net loss per share were as follows:

	Six Months Ended June 30,
	2026	2025
	(U.S. $ in thousands, except per share amounts)
Net loss	$(40,690)	$(29,799)
As a percentage of revenues	(15.1)%	(10.9)%
Diluted net loss per share	$(0.47)	$(0.38)
Net loss was $40.7 million for the six months ended June 30, 2026 compared to a net loss of $29.8 million for the six months ended June 30, 2025. The absolute increase in our net loss as well as the increase in our net loss as a percentage of revenues, was mainly attributable to an increase in our operating loss of $11.0 million.
Net loss per share was $0.47 and $0.38 for the six months ended June 30, 2026 and 2025, respectively. The weighted average, basic and diluted number of shares outstanding was 86.7 million for the six months ended June 30, 2026, compared to 77.7 million for the six months ended June 30, 2025, which increase was primarily attributable to our issuance of 11,650,485 ordinary shares to Fortissimo in the April 2025 PIPE transaction.
The absolute increase in net loss and the increase in basic and diluted net loss per share, resulted from the aggregate impact of the foregoing line items in our results of operations in the first six months of 2026 as compared to the corresponding period in 2025.

Supplemental Operating Results on a Non-GAAP Basis
The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expenses or gains and restructuring-related charges or gains, legal provisions, and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations
The following tables present our financial results in accordance with generally accepted accounting principles in the U.S., or GAAP, our corresponding non-GAAP financial results, and the non-GAAP adjustments whereby we derived the non-GAAP results from the GAAP results for the applicable periods:

		Three Months Ended June 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$58,238	$6,677	$64,915	$59,494	$6,323	$65,817
	Operating income (loss) (1,2)	(13,467)	13,600	133	(16,620)	17,736	1,116
	Net income (loss) (1,2,3)	(16,865)	19,131	2,266	(16,745)	18,925	2,180
	Net income (loss) per diluted share (4)	$(0.19)	$0.22	$0.03	$(0.20)	$0.23	$0.03

(1)	Acquired intangible assets amortization expenses		4,521			4,517
	Non-cash share-based compensation expenses		788			746
	Restructuring and other expenses		1,368			1,060
			6,677			6,323

(2)	Acquired intangible assets amortization expenses		1,233			915
	Non-cash share-based compensation expenses		5,428			5,392
	Restructuring and other related costs		603			460
	Contingent consideration		(4,066)			643
	Legal and other expenses		3,725			4,003
			6,923			11,413
			13,600			17,736

(3)	Corresponding tax effect		6,201			182
	Equity method related expenses		—			1,067
	Finance income		(670)			(60)
			$19,131			$18,925

(4)	Weighted average number of ordinary shares outstanding - Diluted	87,053		87,454	83,485		84,024

		Six Months Ended June 30,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$113,599	$12,751	$126,350	$119,733	$11,733	$131,466
	Operating income (loss) (1,2)	(39,999)	36,912	(3,087)	(29,024)	33,186	4,162
	Net income (loss) (1,2,3)	(40,690)	41,679	989	(29,799)	34,857	5,058
	Net income (loss) per diluted share (4)	$(0.47)	$0.48	$0.01	$(0.38)	$0.44	$0.06

(1)	Acquired intangible assets amortization expenses		9,043			9,005
	Non-cash share-based compensation expenses		1,449			1,454
	Restructuring and other expenses		2,259			1,274
			12,751			11,733

(2)	Acquired intangible assets amortization expenses		2,388			1,855
	Non-cash share-based compensation expenses		10,052			10,897
	Restructuring and other related costs		1,598			1,592
	Contingent consideration		(3,731)			1,288
	Legal and other expenses		13,854			5,821
			24,161			21,453
			36,912			33,186

(3)	Corresponding tax effect		5,759			266
	Equity method related expenses		—			1,908
	Finance income		(992)			(503)
			$41,679			$34,857

(4)	Weighted average number of ordinary shares outstanding - Diluted	86,723		87,311	77,722		78,321

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(16,865)	$(16,745)	$(40,690)	$(29,799)
Financial income, net	(3,285)	(3,286)	(6,017)	(4,759)
Income tax expenses	6,683	1,041	6,708	1,496
Share in losses of associated companies	—	2,370	—	4,038
Depreciation expenses	5,318	5,129	11,049	10,463
Amortization expenses	5,762	5,442	11,448	10,879
Non-cash share-based compensation expenses	6,216	6,138	11,501	12,351
Contingent consideration	(4,066)	643	(3,731)	1,288
Legal and other expenses	3,723	3,878	14,084	5,554
Restructuring and other related costs	1,858	1,519	2,969	2,788
Adjusted EBITDA	$5,344	$6,129	$7,321	$14,299
Liquidity and Capital Resources
A summary of our statements of cash flows is as follows:

	Six Months Ended June 30,
	2026	2025
	U.S. $ in thousands
Net loss	$(40,690)	$(29,799)
Depreciation and amortization	22,497	21,342
Share-based compensation	11,501	12,351
Foreign currency transaction (gain) loss	1,231	(9,137)
Other non-cash items, net	399	5,392
Change in working capital and other items	(11,233)	3,282
Net cash provided by (used in) operating activities	(16,295)	3,431
Net cash provided by (used in) investing activities	16,706	(123,943)
Net cash provided by (used in) financing activities	(2,568)	118,284
Effect of exchange rate changes on cash, cash equivalents and restricted cash	42	3,069
Net change in cash, cash equivalents and restricted cash	(2,115)	841
Cash, cash equivalents and restricted cash, beginning of period	95,356	71,076
Cash, cash equivalents and restricted cash, end of period	$93,241	$71,917
Our cash, cash equivalents and restricted cash balance decreased to $93.2 million as of June 30, 2026 from $95.4 million as of December 31, 2025. The decrease in cash, cash equivalents and restricted cash in the six months ended June 30, 2026 was primarily due to our use of $16.3 million of cash in operating activities, as well as our use of $2.6 million of cash in financing activities, partially offset by $16.7 million of cash provided by investing activities.

Cash flows from operating activities
We used $16.3 million of cash in our operating activities during the six months ended June 30, 2026. Cash used in operating activities reflects our net loss of $40.7 million, as adjusted to eliminate non-cash line items that increased our net loss, including depreciation and amortization in an aggregate amount of $22.5 million and $11.5 million of share-based compensation, as well as the elimination of non-cash foreign currency transactions loss of $1.2 million, and other non-cash items in an aggregate amount of $0.4 million, partially offset by negative adjustments related to our working capital in an aggregate amount of $11.2 million.
The $11.2 million negative change to our working capital was mainly driven by an increase of $9.2 million in accounts receivable, net, an increase of $8.1 million in other current assets and prepaid expenses, as well as a decrease of $2.7 million in other non-current liabilities, partially offset by an increase of $4.2 million in other current liabilities, an increase of $2.5 million in accounts payable, a decrease of $1.5 million in other non-current assets, and an increase of $0.5 million in deferred revenues.
Cash flows from investing activities
We generated $16.7 million of cash from our investing activities during the six months ended June 30, 2026. The cash provided by investing activities during this six-month period was mainly attributable to net proceeds from short-term bank deposits of $30.0 million, partially offset by purchases of property and equipment and intangible assets, in an aggregate amount of $8.8 million, as well as cash paid for investments in unconsolidated entities in an amount of $4.9 million.
Cash flows from financing activities
We used $2.6 million of cash in our financing activities during the six months ended June 30, 2026. These financing activities were mostly related to contingent consideration that we paid for acquisitions.
Capital resources and capital expenditures
We ended the second quarter of 2026 with $213.2 million in cash, cash equivalents, short-term deposits and restricted cash.
Our total current assets amounted to $555.5 million as of June 30, 2026 (which included $213.2 million in cash, cash equivalents, short-term deposits and restricted cash, as referenced above). Total current liabilities amounted to $159.5 million. Most of our cash and cash equivalents and short-term deposits are held in banks in Israel and the U.S.
The credit risk related to our accounts receivable is limited, due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure of our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our working capital and capital expenditures needs for the next twelve months. We furthermore believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. We may consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.

Critical Accounting Estimates
We have prepared our consolidated financial statements and related disclosures in conformity with U.S. GAAP. This has required us to make estimates and assumptions in certain circumstances that affect the amounts we report. Actual results may differ from those estimates. To better understand our business activities and those accounting policies that are important to the presentation of our financial condition and results of operations and that require management's subjective judgments, please see our 2025 Annual Report. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.
Forward-Looking Statements and Factors That May Affect Future Results of Operations
Certain information included or incorporated by reference in this Operating and Financial Review and Prospects may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.
These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.
You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:
•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•global macro-economic factors and their impact on our industry, including moderately high interest rates (which could increase further), strengthening inflationary conditions, and tight credit conditions, which could continue to reduce the capital expenditure budgets of our customers and potential customers;
•changes in our overall strategy, including as related to the focused restructuring actions that we have been implementing to streamline operations and enhance our go-to-market strategy;

•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies, and developments involving competitors in our industry, which could impact potential merger and acquisition activity involving us and other companies in our industry;
•the ongoing impact of import tariffs imposed by the United States and other countries on the prices we pay for finished goods and component parts that we utilize for our products and services, which have been reducing our gross margins, and which may also potentially adversely reduce customer demand for our products and services in affected countries;
•impairments of goodwill or other intangible assets in respect of companies that we acquire or in which we have an equity interest, as occurred recently with Ultimaker;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
•the potential adverse impact of any disruptions or delays to supply chain and distribution networks and, consequently, to our ability to successfully sell both our existing and newly-launched 3D printing products;
•global market, political and economic conditions, and in the countries in which we operate in particular, including changes in the relative values of various currencies;
•the degree to which global markets generally, and our company’s operations, in particular, remain resistant to disruptions caused by, or other potential adverse effects (and any follow-up military conflicts related to), Israeli or U.S. wars against Iran and its sponsored terrorist organizations Hezbollah (in Lebanon), Hamas (in Gaza), and, intermittently, the Houthis in Yemen;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial conditions; and
•those factors referred to in “Item 3.D. Key Information— Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report, as supplemented herein, as well as in other portions of the 2025 Annual Report.
Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2025 Annual Report, and in our other reports that we file with or furnish to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Reference is made to “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2025 Annual Report.
LEGAL PROCEEDINGS
We are subject to various litigation and other legal proceedings from time to time. For a discussion of our litigation status, see Note 12 -“Contingencies” in the notes to our unaudited condensed consolidated interim financial statements attached as Exhibit 99.1 to the Form 6-K.
RISK FACTORS
As of the current time, we do not have any updates to the risk factors contained in the 2025 Annual Report. Please see “Item 3. Key Information— D. Risk Factors” in our 2025 Annual Report.